UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the notice date April 25, 2002

Global Light Telecommunications Inc.
(Translation of Registrant's name into English)

#1030 – 999 West Hastings Street, Vancouver, British Columbia V6C 2W2
(Address of Principal Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)
(Form 20-F___X___Form 40-F________)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(check one) Yes ________No___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Global Light Telecommunications Inc.

By: ________________
Donald D. MacFayden, Chief Financial Officer

Date: April 29, 2002

CIBC Mellon

April 25, 2002

To the Following Securities Commission(s):

Alberta Securities Commission
Manitoba Securities Commission
Newfoundland Securities Commission
Securities Registry-Northwest Territories
Ontario Securities Commission
Quebec Securities Commission
Justice Services Division-Yukon
B.C. Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Nunavut Securities Commission
P.E.I. Securities Commission
Saskatchewan Securities Commission

To the Following Stock Exchange (s):

Toronto Stock Exchange

Dear Sirs:

Re: Annual Meeting
Global Light Telecommunications Inc..

We are the Registrar and Transfer Agent for the above noted Company and as such we advise you of the following dates in connection with their Annual of Shareholders:

Date Of Meeting:	June 28, 2002
Record Date:	May 21, 2002
Material Mail Date:	May 24, 2002
Applicable Securities:	Common
Cusip Number:	37934X 10 0

Yours very truly,
CIBC MELLON TRUST COMPANY

Gilda Brombal
Account Officer
Client Services
/gb